Adopted November 9, 1939                                      File No. 69-306


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2


                          STATEMENT BY HOLDING COMPANY
                      CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      To Be Filed Annually Prior to March 1



                        Pinnacle West Capital Corporation
                        ---------------------------------
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
     (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     Pinnacle West Capital Corporation ("Claimant"), having been incorporated on February 20, 1985 under the laws of the State of Arizona, and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. The following are the subsidiaries of the Claimant:

     a. Arizona Public Service Company ("APS" or the "Company"), is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company's shareholders on April 18, 1985.

     b. APS Energy Services Company, Inc. ("APSES") -- an Arizona corporation having been incorporated on November 6, 1998 and having its principal executive offices at 400 East Van Buren, Phoenix, Arizona 85004, was organized primarily to sell energy, products and services. APSES is a wholly-owned subsidiary of the Claimant.

     c. SunCor Development Company ("SunCor") - an Arizona corporation having been incorporated on June 30, 1965 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Phoenix, Arizona 85281, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

     d. El Dorado Investment Company -- an Arizona corporation having been incorporated on July 27, 1983 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

     e. Pinnacle West Energy Corporation ("PWEC" or "Pinnacle West Energy") - an Arizona corporation having been incorporated on September 27, 1999, and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily for the development, production and sale of wholesale energy. PWEC is a wholly-owned subsidiary of the Claimant.

2.   A  BRIEF  DESCRIPTION  OF  THE  PROPERTIES  OF  CLAIMANT  AND  EACH  OF ITS
     SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas at retail. APS and PWEC, each a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, are the only two of Claimant's subsidiaries that own property used for the generation, transmission and distribution of electric energy for sale.

     Exhibit C attached hereto shows the location of (i) APS' major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines; and (ii) PWEC's major generating plants. All of such facilities, except the Four Corners Generating Station ("Four Corners"), and all of APS' distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border.

     Claimant's present generating facilities have capacity as follows:

APS - NET ACCREDITED CAPACITY

     APS' present generating facilities have an accredited capacity as follows:

                                                                          Capacity(kW)
                                                                          ------------
Coal:
     Units 1, 2, and 3 at Four Corners.................................        560,000
     15% owned Units 4 and 5 at Four Corners...........................        222,000
     Units 1, 2, and 3 at Cholla Plant.................................        615,000
     14% owned Units 1, 2, and 3 at the Navajo Plant...................        315,000
                                                                         -------------

                                                                             1,712,000
                                                                         -------------
Gas or Oil:
     Two steam units at Ocotillo and two steam units at Saguaro........        430,000(1)
     Eleven combustion turbine units...................................        493,000
     Three combined cycle units........................................        255,000
                                                                         -------------

                                                                             1,178,000
                                                                         -------------
Nuclear:
     29.1% owned or leased Units 1, 2, and 3 at Palo Verde.............      1,086,300
                                                                         -------------

Hydro and Solar........................................................          7,600
                                                                         -------------

Total APS facilities...................................................      3,983,900
                                                                         =============

PINNACLE WEST ENERGY - PERMITTED CAPACITY

     PWEC's present generating facilities have a permitted capacity as follows:

Gas or Oil:
     Three combined cycle units........................................      1,180,000
     One combustion turbine unit.......................................         80,000
                                                                         -------------

     Total Pinnacle West Energy facilities                                   1,260,000
                                                                         =============

----------
(1) Does not include West Phoenix steam units (108,300 kW), which were retired in December 2002.

     APS' transmission facilities consist of approximately 4,982 pole miles of overhead lines and approximately 28 miles of underground lines, all of which are located within the State of Arizona. APS' distribution facilities consist of approximately 12,019 pole miles of overhead lines and approximately 12,352 miles of underground lines, all of which are located within the State of Arizona.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES (EXCLUDING
     MARKETING AND TRADING ACTIVITIES FOR NON-PUBLIC UTILITY COMPANIES, INTERAFFILIATE TRANSFERS, AND FINANCIAL INSTRUMENTS):

(Data is not maintained in a format identifying the state in which the sales and purchases are made or the amount of their associated revenues or expenses.)

          a. NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

               28,694,757,000 kwh of electric energy sold at wholesale or retail

               0 Mcf. of natural or manufactured gas distributed at retail

          b.  NUMBER  OF  KWH  OF  ELECTRIC   ENERGY  AND  MCF.  OF  NATURAL  OR
     MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

               61,154,000 kwh of electric energy was distributed at retail outside Arizona

               0 Mcf. of natural or manufactured gas distributed at retail outside Arizona

          c.  NUMBER  OF  KWH  OF  ELECTRIC   ENERGY  AND  MCF.  OF  NATURAL  OR
     MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

               1,665,095,000 kwh of electric energy was sold at wholesale outside Arizona or at state line

               18,444,816 Mcf. of natural or manufactured gas sold at wholesale outside Arizona or at state line

          d.  NUMBER  OF  KWH  OF  ELECTRIC   ENERGY  AND  MCF.  OF  NATURAL  OR
     MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

               1,302,659,000 kwh of electric energy was purchased outside Arizona or at state line

               42,506,404 Mcf. of natural or manufactured gas purchased outside Arizona or at state line

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

          a. NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

          GenWest, LLC is in the process of developing the Silverhawk Power Plant Project, which is a 570 MW combined-cycle plant located 20 miles north of Las Vegas, Nevada. The plant is currently under construction. The business address for the Silverhawk Power Plant is as follows:

          GenWest, LLC
          400 North Fifth Street, Mail Station 8983
          Phoenix, Arizona   85004
          Attention: Warren Kotzmann

          b. NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

          GenWest, LLC is an EWG. It is wholly owned by Pinnacle West Energy Corporation, which in turn is a wholly owned subsidiary of the Claimant.

          c. TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (1) type and amount of capital invested, directly or indirectly, by the holding company claiming exemption:

          $154,521,000  short-term debt (financed at Pinnacle West Capital
                        Corporation)
             4,830,000  intercompany payables
            (1,443,000) paid in capital (equity)
          ------------
          $157,908,000
          ============

     (2) any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption:

          none

     (3) any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          (a) Pinnacle West Energy guarantee up to $50,000,000 of GenWest performance under The Engineering Procurement and Construction Agreement for building the Silverhawk Power Plant.

          (b) Pinnacle West Capital Corporation guarantee of Pinnacle West Energy payment of $18,568,620 for the purchase of Construction Turbines.

          (c)  Pinnacle   West  Capital   Corporation   guarantee  of  GenWest's
               obligations under a contract for the purchase of a steam turbine, in the amount of $6,046,358.

          (d) Pinnacle West Energy guarantee of GenWest's obligations under a contract for the purchase of the heat recovery steam generator and associated equipment, in the amount of $14,345,450.

          (e) Pinnacle West Energy, as assignor, remains liable for GenWest's obligations under a Program Parts, Shop Repairs and Scheduled Outage Services Agreement for Combustion Turbines in the amount of $65,880,902.

          d. CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     (1)  capitalization:

          $154,521,000  short-term debt (financed at Pinnacle West Capital
                        Corporation)
            (1,443,000) intercompany payables
          ------------
          $153,078,000
          ============

     (2)  earnings:

          $3,000 interest earnings

          e. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          (1) Engineering, Procurement and Construction Agreement between GenWest, LLC and Arizona Public Service Company ("APS") for construction of the Silverhawk Switchyard, pursuant to which, APS will construct the switchyard for the Silverhawk Power Plant. The contract price is $5,800,000.

          (2) Limited Liability Company Agreement of GenWest, LLC by and among Pinnacle West Energy Corporation as sole Member and Pinnacle West Energy Corporation in its capacity as the initial Manager of GenWest, LLC, dated February 27, 2001. PWEC made an initial capital contribution of $1,000. No other fees have been paid to date.

                                    EXHIBIT A

     A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

     Exhibit  A  hereto   includes   consolidating   statements  of  income  and
consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company, El Dorado Investment Company, APS Energy Services Company, Inc. and Pinnacle West Energy Corporation. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 94, CONSOLIDATION OF ALL MAJORITY-OWNED SUBSIDIARIES.

                                    EXHIBIT B

     AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

     Exhibit B hereto includes an organizational chart of the holding-company system, including each EWG.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.


                                        Pinnacle West Capital Corporation
                                        (Name of Claimant)



                                        By Barbara M. Gomez
                                           -------------------------------------
                                           Barbara M. Gomez
                                           Treasurer

[CORPORATE SEAL]


Attest:

Betsy A. Pregulman
-----------------------------
Betsy A. Pregulman
Associate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barbara M. Gomez           Treasurer
----------------           ---------
(Name)                     (Title)

400 North Fifth Street, Station 9996, Phoenix, Arizona 85004
------------------------------------------------------------
(Address)

Exhibit A

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(Unaudited)

                                         PINNACLE WEST    MARKETING AND                     PINNACLE WEST
year ended December 31, 2002                 PARENT         TRADING *           APS            ENERGY          SUNCOR
------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Regulated electricity segment           $        --      $    99,953      $ 2,059,339      $    89,043     $        --
  Marketing and trading segment                                208,669           34,054           21,448
  Real estate segment                                                                                            236,388
  Other revenues
------------------------------------------------------------------------------------------------------------------------
        Total                                      --          308,622        2,093,393          110,491         236,388
------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Regulated electricity segment
    purchased power and fuel                                    89,430          595,368           49,245
  Marketing and trading segment
    purchased power and fuel                                   118,218           32,662           17,259
  Operations and maintenance                   (3,480)          22,304          495,845           59,405
  Real estate operations segment                                                                                 205,066
  Depreciation and amortization                 2,840              655          399,640           13,874           4,784
  Taxes other than Income taxes                                                 107,925
  Other expenses
------------------------------------------------------------------------------------------------------------------------
        Total                                    (640)         230,607        1,631,440          139,783         209,850
------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                  640           78,015          461,953          (29,292)         26,538
------------------------------------------------------------------------------------------------------------------------

OTHER
  Other income                                180,744                             5,149              204           7,606
  Other expenses                               (5,307)                          (19,338)             (77)
------------------------------------------------------------------------------------------------------------------------
        Total                                 175,437               --          (14,189)             127           7,606
------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest charges                             43,538              251          136,766           26,083           7,686
  Capitalized interest                           (104)            (207)         (15,150)         (23,152)         (5,081)
------------------------------------------------------------------------------------------------------------------------
        Total                                  43,434               44          121,616            2,931           2,605
------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                    132,643           77,971          326,148          (32,096)         31,539
INCOME TAXES                                  (16,765)          30,884          126,805          (12,785)         12,685
------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE ACCOUNTING CHANGE               149,408           47,087          199,343          (19,311)         18,854
  Cumulative effect of a change in
    accounting for trading activities -
    net of income taxes of $43,123                             (65,745)
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                         $   149,408      $   (18,658)     $   199,343      $   (19,311)    $    18,854
========================================================================================================================

                                                                           ELIMINATIONS &
year ended December 31, 2002               EL DORADO         APS ES         ADJUSTMENTS          TOTAL
---------------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Regulated electricity segment           $        --      $        --      $  (235,312)(a)   $ 2,013,023
  Marketing and trading segment                                128,621          (66,861)(a)       325,931
  Real estate segment                                                                             236,388
  Other revenues                               35,038           26,899                             61,937
---------------------------------------------------------------------------------------------------------
        Total                                  35,038          155,520         (302,173)        2,637,279
---------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Regulated electricity segment
    purchased power and fuel                                                   (234,500)(a)       499,543
  Marketing and trading segment
    purchased power and fuel                                    92,761          (66,861)(a)       194,039
  Operations and maintenance                                    11,276             (812)(b)       584,538
  Real estate operations segment                                                    249 (b)       205,315
  Depreciation and amortization                 1,783            1,310                            424,886
  Taxes other than Income taxes                                                      27 (b)       107,952
  Other expenses                               83,064           21,895                            104,959
---------------------------------------------------------------------------------------------------------
        Total                                  84,847          127,242         (301,897)        2,121,232
---------------------------------------------------------------------------------------------------------

OPERATING INCOME                              (49,809)          28,278             (276)          516,047
---------------------------------------------------------------------------------------------------------

OTHER
  Other income                                  1,479                          (180,078)(c,d)      15,104
  Other expenses                               (8,960)                               27 (c)       (33,655)
---------------------------------------------------------------------------------------------------------
        Total                                  (7,481)              --         (180,051)          (18,551)
---------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest charges                                607              177          (26,755)(c)       188,353
  Capitalized interest                                            (167)            (249)(c)       (44,110)
---------------------------------------------------------------------------------------------------------
        Total                                     607               10          (27,004)          144,243
---------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                    (57,897)          28,268         (153,323)          353,253
INCOME TAXES                                   (2,724)                                            138,100
---------------------------------------------------------------------------------------------------------

INCOME BEFORE ACCOUNTING CHANGE               (55,173)          28,268         (153,323)          215,153
  Cumulative effect of a change in
    accounting for trading activities -
    net of income taxes of $43,123                                                                (65,745)
---------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                         $   (55,173)     $    28,268      $  (153,323)      $   149,408
=========================================================================================================

*    Marketing and Trading is a division of the parent company.

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a)  Elimination of inter-company sales of electricity.
(b)  Reclassification of certain expenses.
(c)  Elimination of inter-company interest expense and income.
(d)  Elimination of parent company equity in earnings of subsidiaries.

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(Unaudited)

                                                        PINNACLE                                        PINNACLE
                                                          WEST        MARKETING AND                       WEST
December 31, 2002                                        PARENT         TRADING *         APS            ENERGY          SUNCOR
----------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                            $       946     $    (1,395)    $    42,549     $     5,326     $    25,235
  Customer and other receivables - net                     542,809         330,650         338,201          27,743          14,481
  Accrued utility revenues                                                                  72,915
  Materials and supplies (at average cost)                                                  79,985          11,667
  Fossil fuel (at average cost)                                                             28,185
  Deferred income taxes                                                                      4,094                          14,946
  Assets from risk management and trading activities                        19,546          39,616
  Other current assets                                       4,684                          45,361             461          38,247
----------------------------------------------------------------------------------------------------------------------------------
        Total current assets                               548,439         348,801         650,906          45,197          92,909
----------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS AND OTHER ASSETS
  Real estate investments - net                                                                                            435,752
  Assets from risk management and trading
    activities - long term                                                  90,714          31,622
  Other assets                                           3,215,297                         214,404
----------------------------------------------------------------------------------------------------------------------------------
        Total investments and other                      3,215,297          90,714         246,026              --         435,752
----------------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
  Plant in service and held for future use                   7,770                       8,299,131         703,071
  Less accumulated depreciation and amortization                                         3,442,571          15,935
----------------------------------------------------------------------------------------------------------------------------------
        Total                                                7,770              --       4,856,560         687,136              --

  Construction work in progress                             18,867           9,584         329,089         414,384
  Intangible Asset, net of accumulated amortization          8,503           6,005          93,259
  Nuclear fuel, net of accumulated amortization                                              7,466
----------------------------------------------------------------------------------------------------------------------------------
        Net property, plant and equipment                   35,140          15,589       5,286,374       1,101,520              --
----------------------------------------------------------------------------------------------------------------------------------

DEFERRED DEBITS
  Regulatory assets                                                                        241,045
  Other deferred debits                                                      2,747          97,456           7,190           5,046
----------------------------------------------------------------------------------------------------------------------------------
        Total deferred debits                                   --           2,747         338,501           7,190           5,046
----------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                           $ 3,798,876     $   457,851     $ 6,521,807     $ 1,153,907     $   533,707
==================================================================================================================================

                                                                                      ELIMINATIONS &
December 31, 2002                                       EL DORADO        APS ES        ADJUSTMENTS          TOTAL
--------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                            $     2,480     $     2,566     $        --       $    77,707
  Customer and other receivables - net                      19,993          51,879        (950,761)(a)       374,995
  Accrued utility revenues                                                                                    72,915
  Materials and supplies (at average cost)                                                                    91,652
  Fossil fuel (at average cost)                                                                               28,185
  Deferred income taxes                                                                    (14,946)(b)         4,094
  Assets from risk management and trading activities                                                          59,162
  Other current assets                                         689           4,117          10,419 (e)       103,978
--------------------------------------------------------------------------------------------------------------------
        Total current assets                                23,162          58,562        (955,288)          812,688
--------------------------------------------------------------------------------------------------------------------

INVESTMENTS AND OTHER ASSETS
  Real estate investments - net                                                            (10,421)(b,c)     425,331
  Assets from risk management and trading
    activities - long term                                                                                   122,336
  Other assets                                               2,804             373      (3,202,987)(b,d)     229,891
--------------------------------------------------------------------------------------------------------------------
        Total investments and other                          2,804             373      (3,213,408)          777,558
--------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
  Plant in service and held for future use                  24,718          24,210                         9,058,900
  Less accumulated depreciation and amortization            14,592           1,227                         3,474,325
--------------------------------------------------------------------------------------------------------------------
        Total                                               10,126          22,983              --         5,584,575

  Construction work in progress                                              5,618                           777,542
  Intangible Asset, net of accumulated amortization                          2,048                           109,815
  Nuclear fuel, net of accumulated amortization                                                                7,466
--------------------------------------------------------------------------------------------------------------------
        Net property, plant and equipment                   10,126          30,649              --         6,479,398
--------------------------------------------------------------------------------------------------------------------

DEFERRED DEBITS
  Regulatory assets                                                                                          241,045
  Other deferred debits                                                                      2,678 (b)       115,117
--------------------------------------------------------------------------------------------------------------------
        Total deferred debits                                   --              --           2,678           356,162
--------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                           $    36,092     $    89,584     $(4,166,018)      $ 8,425,806
====================================================================================================================

*    Marketing and Trading is a division of the parent company.

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a)  Elimination of inter-company receivables and payables.
(b)  Miscellaneous reclassifications.
(c)  Elimination of minority interests of SunCor joint venture partners.
(d)  Elimination of parent company investments in subsidiaries.
(e)  Reclassification of accrued taxes receivable

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(Unaudited)

                                                  PINNACLE       MARKETING                        PINNACLE
                                                    WEST            AND                             WEST
December 31, 2002                                  PARENT        TRADING *            APS          ENERGY          SUNCOR
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Accounts payable                               $    32,908    $    77,691       $   118,133    $    56,654    $    21,019
  Accrued taxes                                      (10,913)           615            82,557        (15,941)         2,798
  Accrued interest                                    10,036                           42,608                           374
  Short-term borrowings                               96,200                                                          5,983
  Current maturities of long-term debt               275,822                            3,503                           435
  Customer deposits                                                                    39,865                        15,973
  Liabilities from risk management
    and trading activities                                           10,894            59,773
  Other current liabilities                          104,376        300,972            51,820        505,103          8,154
---------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                     508,429        390,172           398,259        545,816         54,736
---------------------------------------------------------------------------------------------------------------------------

NON-CURRENT LIABILITIES
  Long-term debt less current maturities             515,647                        2,217,340                       146,600
---------------------------------------------------------------------------------------------------------------------------
       Total                                         515,647             --         2,217,340             --        146,600
---------------------------------------------------------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER
  Liabilities from risk management and trading
    activities - long-term                                           38,964            36,678
  Deferred income taxes                              (17,270)        12,004         1,225,552          3,734
  Unamortized gain-sale of utility plant                                               59,484
  Pension liability                                   23,592         (1,089)          156,442           (533)         6,037
  Other                                                  818            (63)          268,740            (43)
---------------------------------------------------------------------------------------------------------------------------
       Total deferred credits                          7,140         49,816         1,746,896          3,158          6,037
---------------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS
  Joint ventures of SunCor                                                                                           14,925
---------------------------------------------------------------------------------------------------------------------------

COMMON STOCK EQUITY
---------------------------------------------------------------------------------------------------------------------------
  Common stock                                     2,206,001                        1,424,966        608,709        343,053
---------------------------------------------------------------------------------------------------------------------------
  Accumulated other comprehensive income
    Minimum pension liability adjustment              (9,777)                         (61,487)
    Derivative instruments                                            3,779           (23,799)
---------------------------------------------------------------------------------------------------------------------------
    Total accumulated other comprehensive loss        (9,777)         3,779           (85,286)            --             --
---------------------------------------------------------------------------------------------------------------------------
  Retained earnings                                  571,436         14,084           819,632         (3,776)       (31,644)
---------------------------------------------------------------------------------------------------------------------------
    Total common stock equity                      2,767,660         17,863         2,159,312        604,933        311,409
---------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND EQUITY                     $ 3,798,876    $   457,851       $ 6,521,807    $ 1,153,907    $   533,707
===========================================================================================================================

                                                                                ELIMINATIONS &
December 31, 2002                                 EL DORADO       APS ES         ADJUSTMENTS             TOTAL
-----------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Accounts payable                               $    37,842    $    12,058       $        --         $   356,305
  Accrued taxes                                        1,316            258            10,419 (e)          71,109
  Accrued interest                                                                                         53,018
  Short-term borrowings                               23,456          3,882           (27,338)(a)         102,183
  Current maturities of long-term debt                 1,263                                              281,023
  Customer deposits                                                                                        55,838
  Liabilities from risk management
    and trading activities                                                                                 70,667
  Other current liabilities                            8,706         14,605          (928,764)(a,b)        64,972
-----------------------------------------------------------------------------------------------------------------
       Total current liabilities                      72,583         30,803          (945,683)          1,055,115
-----------------------------------------------------------------------------------------------------------------

NON-CURRENT LIABILITIES
  Long-term debt less current maturities               2,108                                            2,881,695
-----------------------------------------------------------------------------------------------------------------
       Total                                           2,108             --                --           2,881,695
-----------------------------------------------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER
  Liabilities from risk management and trading
    activities - long-term                                                                                 75,642
  Deferred income taxes                                   --                          (14,946)(b)       1,209,074
  Unamortized gain-sale of utility plant                                                                   59,484
  Pension liability                                                    (569)                              183,880
  Other                                                                 (30)            5,341 (b)         274,763
-----------------------------------------------------------------------------------------------------------------
       Total deferred credits                             --           (599)           (9,605)          1,802,843
-----------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS
  Joint ventures of SunCor                                                            (14,925)(c)              --
-----------------------------------------------------------------------------------------------------------------

COMMON STOCK EQUITY
-----------------------------------------------------------------------------------------------------------------
  Common stock                                        14,046         63,440        (2,927,315)(d)       1,732,900
-----------------------------------------------------------------------------------------------------------------
  Accumulated other comprehensive income
    Minimum pension liability adjustment                                                                  (71,264)
    Derivative instruments                                                                                (20,020)
-----------------------------------------------------------------------------------------------------------------
    Total accumulated other comprehensive loss            --             --                --             (91,284)
-----------------------------------------------------------------------------------------------------------------
  Retained earnings                                  (52,645)        (4,060)         (268,490)(d)       1,044,537
-----------------------------------------------------------------------------------------------------------------
    Total common stock equity                        (38,599)        59,380        (3,195,805)          2,686,153
-----------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND EQUITY                     $    36,092    $    89,584       $(4,166,018)        $ 8,425,806
=================================================================================================================

*    Marketing and Trading is a division of the parent company.

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a)  Elimination of inter-company receivables and payables.
(b)  Miscellaneous reclassifications.
(c)  Elimination of minority interests of SunCor joint venture partners.
(d)  Elimination of parent company equity interest in subsidiaries.
(e)  Reclassification of accrued taxes receivable

Exhibit B

                                              Pinnacle West
                                                 Capital
                                               Corporation
                                                    |
      +-----------------------+---------------------+--+----------------------------------------+------------------------+
      | 100%                  | 100%                   | 100%                                   | 100%                   | 100%
 APS Energy             Arizona Public               SunCor               99%       1%     Pinnacle West            El Dorado
  Services                 Service                Development .......... APACS,  ........     Energy                Investment
Company Inc.               Company                  Company               LLC               Corporation              Company
      .                       |                        |                   .                     .                       .
........               +-------+                       +.......            .                     .           .............
..                     |                                |      .            .                     .           .
...... 100%            +---- 100%                       |      .           50%                   100%         .....      50%
..    Tucson           |   PWENewco,                    |      .         COPPER                  GEN          .      Underground
..   District(1)       |     Inc.                       |      .        EAGLE GAS                WEST,        .        Imaging
..      LLC            |                                |      .       STORAGE, LLC            LLC (EWG)      .      Technologies
..                     +---- 100%                       |      .                                              .          LLC
....... 50%            |  Axiom Power                   |      .                                              .
    Northwind         |   Solutions                    |      .                                              .....     22.0%
     Phoenix          |                                |      .                                              .        Phoenix
       LLC            +---- 100%                       |      .                                              .         Suns
                      |  Bixco, Inc.                   |      .                                              .        Limited
                      |                                |      .                                              .      Partnership
                      +---- 100%                       |      .                                              .
                            APS                        |      .                                              .....    1.7474%
                         Foundation,                   |      .                                              .         AZ PB
                            Inc.                       |      .                                              .      Partnership
                                                       |      .                                              .
               +---------------------------------------+      .                                              .....     24.4%
               |                                              .                                              .           EL
               |                                              .                                              .         Dorado
+--------------+                           ......................................                            .        Ventures
|                                          .                                    .                            .          III
+----   100%             100%              ....   100%               50%     ....                            .
|      Rancho          Ranchland           .     Golf De           Sedona       .                            .....     80.1%
|     Viejo de   ----   Utility            .     Mexico,            Golf        .                            .      NAC HOLDING,
|     Santa Fe,         Company            .   S.A. de C.V.      Resort LLC     .                            .          INC.
|       Inc.                               .                                    .                            .
|                                          ....    30%               70%     ....                            .....      6.9%
+----   100%                               .      Type             Kabuto       .                            .         Dodge
|   SunCor Realty                          .     Two Inc.         SunCor JV     .                            .        Theatre
|      & Mgmt                              .                                    .                            .
|     Company                              ....    50%               50%     ....                            .....      2.0%
|                                          .   Stoneridge -      Centerpoint    .                                       Nxt
+----   100%              50%              .     Prescott        Associated     .                                      Phase
|      SunCor          West World          .     Valley              LLC        .
|       Golf,    ....  Gold Course         .       LLC                          .
|       Inc.               LLC             .                                    .
|                                          ....    50%              100%     ....
+----   100%              50%              .     Hayden          Hidden Hills   .
|      Golden           Heritage           .     Ferry          of Scottsdale   .
|     Heritage   ....   Financial          .    Lakeside             LLC        .
|     Homes Inc.      Services, LLC        .      LLC                           .
|                \                         .                                    .
|                 \      100%              ....    68%               50%     ....
|                  \    Golden             .      Club              Kyrene      .
|                   \  Heritage            .    West Golf         Associates    .
|                    Construction          .     Course              LLC        .
|                        Inc.              .       LLC                          .
|                                          .                                    .
+----   100%                               ....    65%               50%     ....
|    Palm Valley                           .   Scottsdale           Talavi
|     Golf Club                            .    Mountain          Associates
|                                          .      LLP                LLC
+----   100%         (Variable)            .
|     SCM, Inc.  ----  Wigwam              ....    50%
                       Outlet                   SunRidge
                       Stores,                   Canyon
                        LLC                        LLC


                                    EXHIBIT C

     In accordance with Item 304 of Regulation S-T of the Securities Exchange Act of 1934, APS' Service Territory map contained as Exhibit C to this Form U-3A-2 is a map of the State of Arizona showing APS' service area, the location of its major power plants and principal transmission lines, the location of Pinnacle West Energy's power plants and the location of transmission lines operated by APS for others. APS' major power plants shown on such map are the Navajo Generating Station located in Coconino County, Arizona; the Four Corners Power Plant located near Farmington, New Mexico; the Cholla Power Plant, located in Navajo County, Arizona; the Yucca Power Plant, located near Yuma, Arizona; the Palo Verde Nuclear Generating Station, located about 55 miles west of Phoenix, Arizona; the West Phoenix Power Plant, located near Phoenix, Arizona; and the Saguaro Power Plant, located near Tucson, Arizona (each of which plants is reflected on such map as being jointly owned with other utilities), as well as the Ocotillo Power Plant located near Phoenix, Arizona. PWEC's power plants shown on such map are the West Phoenix Power Plant located near Phoenix, Arizona, and the Saguaro Power Plant, located near Tucson, Arizona (both of which plants are reflected on such map as being jointly owned with APS), as well as the Redhawk Power Plant, located near Phoenix, Arizona. APS' major transmission lines shown on such map are reflected as running between the power plants named above and certain major cities in the State of Arizona. The transmission lines operated for others shown on such map are reflected as running from the Four Corners Plant through a portion of northern Arizona to the California border and from the Phoenix area.